

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2011

<u>Via E-mail</u>
Ms. Susanna H. Bennett
Chief Financial Officer
Jazz Technologies, Inc
4321 Jamboree Road
Newport Beach, California 92660

      RE: **Jazz Technologies, Inc.**
               Form 10-K for the fiscal year ended December 31, 2010
               Filed February 22, 2011
               Form 10-Q for the period ended March 31, 2011
               Filed May 20, 2011
               File No. 001-32832

Dear Ms. Bennett:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Jeffrey Jaramillo

               Jeffrey Jaramillo
               Accounting Branch Chief